Exhibit 99.1

Lakshmi N. Mittal to become Executive Chairman

Aditya Mittal appointed Chief Executive Officer

11 February 2021, 07:00 CET

The Board of Directors of ArcelorMittal today announces that Aditya Mittal, currently President, CFO and CEO ArcelorMittal Europe, will become Chief Executive Officer of the company.

Lakshmi N. Mittal, who founded the company in 1976 and is currently Chairman and CEO, will become Executive Chairman. In this position he will continue to lead the Board of Directors and work together with the CEO and management team.

Commenting, Lakshmi Mittal said:

“Despite the obvious challenges of 2020, ArcelorMittal starts 2021 in a position of comparative strength. Having achieved some key strategic targets, this seems like the right moment to transition to Executive Chairman and the Board unanimously agree that Aditya Mittal is the natural and right choice to be the company’s Chief Executive. We have worked closely together since he joined the company in 1997, indeed in recent years we have effectively been managing the company together.  He has an unrivalled knowledge of the business and a keen sense of how the company must continue to transform to remain the world’s leading steel company. As Chief Executive, he will be taking on the effective day to day running of the company, but we will continue to work very closely together and I remain as fascinated, engaged and committed to the company’s long-term success as ever. I am looking forward to this next chapter.”

Aditya Mittal said:

“It is an honour to be appointed Chief Executive of ArcelorMittal. Mr Mittal built ArcelorMittal from a greenfield rolling mill in Indonesia to become the world’s leading steel company. It is an extraordinary achievement and I am privileged to have witnessed and been part of so much of that journey. I’m excited about what lies ahead. ArcelorMittal is full of incredible people, a company with excellent knowledge and capabilities and a company with tremendous potential.

“The world is transforming at a very rapid pace and this change brings challenges but also many opportunities for ArcelorMittal. The biggest challenge, but also the biggest opportunity, will be to demonstrate that steel can decarbonise and indeed is the perfect material for a circular economy. This will undoubtedly be a critical driver of our strategy in the coming years and decades. That Mr Mittal will remain very involved as Executive Chairman is a great advantage – his wisdom, knowledge and insight will be invaluable and I look forward to us continuing to work very closely together for many years to come.”

Bruno Lafont, Lead Independent Non-Executive Director, said:

“This is a well-planned transition and I would expect it be very smooth.  Aditya Mittal is without a doubt the right candidate to be the next Chief Executive of ArcelorMittal.  His knowledge and experience of the company is second-to-none and this step reflects the role he has increasingly performed in recent years. He has impressed the Board with his forensic knowledge of the business, his leadership skills in all market conditions and his knowledge of the sustainability trends that are shaping and changing the way the global economy operates. We are delighted that Lakshmi Mittal wants to remain fully involved. Over 45 years he created the world’s leading steel company from scratch and has arguably played a more influential role in driving progress in the industry than any other individual. With Mr Mittal as Executive Chairman and Aditya Mittal as Chief Executive, supported by strong segment and function leaders, ArcelorMittal is well positioned to succeed in the coming decade and beyond.”

As a result of these developments, Genuino Christino will become Chief Financial Officer. Mr Christino joined the company in 2003 and has held the position of Head of Finance since 2016.

BACKGROUND

Lakshmi Mittal founded what became ArcelorMittal in 1976 when he built a greenfield rolling mill in Indonesia. An early believer in the benefits consolidation could bring to the steel industry, he took his first international step in 1989 with the lease and subsequent acquisition of a steel company in Trinidad & Tobago. This was followed by expansion into Mexico, the USA, Germany, Kazakhstan and multiple eastern European countries. In 2004 Mr Mittal combined his two steel businesses, Ispat International and LNM Holdings to form Mittal Steel, while at the same time agreeing to merge with International Steel Group of the United States. This combination meant Mittal Steel became the world’s largest steel company, a position that was further reinforced in 2006 when Mittal Steel and Arcelor agreed to merge to create ArcelorMittal.  Mr Mittal is widely recognized for his entrepreneurial and business success and has received numerous awards.  He sits on the board of Goldman Sachs.

Aditya Mittal joined Ispat International in 1997 from Credit Suisse where he worked in the investment banking division.  His first task was to oversee the IPO of Ispat International on the New York Stock Exchange.  He subsequently became Head of M&A, leading the company’s expansion into Eastern Europe.  As CFO of LNM Holdings he led the combination of Ispat International with LNM to form Mittal Steel, of which he became CFO.  He identified the opportunity of combining Arcelor and Mittal Steel and led the merger offer which culminated in the creation of ArcelorMittal.  As well as being CFO of ArcelorMittal he took up operational responsibilities, first as CEO ArcelorMittal Americas and then as CEO of ArcelorMittal Europe.  He was named President in 2018.

Genuino Christino joined Cia. Belgo Mineira in Brazil (currently ArcelorMittal Brazil) in 2003 from KPMG where he worked as an external auditor and consultant for over 10 years in Brazil and in the UK. He was transferred to our head office in Luxembourg in 2009 and has progressively taken over additional responsibilities within finance becoming Head of Finance in 2016. He has been working closely with Aditya on developing and executing the Group's financial strategy.

ENDS